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SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 AND ENDING DECEMBER 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COMMONWEALTH FINANCIAL NETWORK

OFFICIAL USE ONLY

FIRM ID. NO.
8032

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
29 SAWYER ROAD, ONE UNIVERSITY OFFICE PARK

WALTHAM	MASSACHUSETTS	02453
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HUNTER, CFO (781) 736-0700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET	BOSTON,	MA	02109
(Address)	(City)	(state)	Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I RICHARD HUNTER swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH FINANCIAL NETWORK as of DECEMBER 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O.

Title

Notary Public 02/22/08

JOHN R. HAGBERG
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 16, 2015

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH *financial network*

COMMONWEALTH FINANCIAL NETWORK^{SM}
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES LLP

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

COMMONWEALTH FINANCIAL NETWORK[SM]
Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Shareholders of
Commonwealth Financial Network[SM]
A Registered Service Mark for
Commonwealth Equity Services, LLP
Waltham, Massachusetts

We have audited the accompanying statement of financial condition of Commonwealth Financial Network[SM], ("Commonwealth" or the "Company") a Registered Service Mark for Commonwealth Equity Services, LLP as of December 31, 2007 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1943 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2006 were audited by other auditors whose report dated February 21, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I, II, and III are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 26, 2008

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 26,493,816	$ 20,691,003
Restricted cash and cash equivalents	3,189,098	2,857,586
Receivables:		
Brokers and clearing organizations	19,497,611	16,825,459
Employees and registered representatives	6,512,934	5,700,741
Other	28,466	8,226
Securities owned, at market value	10,996,516	5,211,551
Property and equipment, net	7,181,955	5,657,220
Other assets	1,284,055	1,899,106
Deposits with clearing organizations and others	50,000	50,000
Total assets	$ 75,234,451	$ 58,900,892
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 15,467,218	$ 12,650,282
Accrued deferred compensation	8,073,158	3,372,254
Payables:		
Brokers and clearing organizations	12,315,702	12,638,896
Other	6,048,827	2,779,732
Subordinated borrowings	27,205,000	22,555,000
Other liabilities	119,808	47,400
Due to affiliates	161,465	233,902
Total liabilities	69,391,178	54,277,466
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Equity; 3,000,000 units authorized and 2,700,000 issued and outstanding at December 31, 2007 and 2006, respectively	2,074,659	1,793,049
Retained earnings	3,768,614	2,830,377
Total shareholders' equity	5,843,273	4,623,426
Total liabilities and shareholders' equity	$ 75,234,451	$ 58,900,892

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue:		
Commissions and fees	$ 410,013,582	$ 324,895,912
Non-commission income	72,255,229	52,545,046
Principal transactions	5,300,687	4,857,575
Interest income	2,084,930	1,656,995
Total revenues	489,654,428	383,955,528
Expenses:		
Commissions	369,907,341	290,945,944
Compensation and benefits	62,279,119	48,607,049
Management fees	28,445,699	19,430,938
Brokerage, exchange and clearing fees	8,910,928	7,826,143
Occupancy	6,644,746	5,842,722
Legal and professional fees	390,441	734,910
Settlement costs	540,875	(1,187,361)
Communications	1,761,670	1,888,397
Recruiting and advertising	3,469,674	3,112,167
Data processing and technology	2,656,560	2,964,410
Interest expense	2,328,158	1,893,928
Miscellaneous expense	1,379,678	787,248
Total expenses	488,714,889	382,846,495
Net income before taxes	939,539	1,109,033
Income taxes	1,302	3,431
Net income	$ 938,237	$ 1,105,602

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Balance, beginning of year	$ 2,830,377	$ 1,724,775
Net income	938,237	1,105,602
Balance, end of year	$ 3,768,614	$ 2,830,377

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 938,237	$ 1,105,602
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,335,887	2,117,264
Deferred compensation expense	4,700,904	3,372,254
Stock option expense	281,610	122,231
Unrealized gain on trading securities	(103,569)	(763,269)
Deferred taxes	-	(5,666)
Changes in assets and liabilities:		
Receivables	(3,504,585)	(5,345,824)
Securities owned, at cost	(5,681,396)	335,747
Other assets	283,539	(1,138,681)
Accounts payable	2,945,901	4,652,492
Accrued liabilities	2,889,344	774,189
Due to affiliates	(72,437)	119,190
Net cash provided by operating activities	5,013,435	5,345,529
Cash flows from investing activities:		
Acquisition of property and equipment, net	(3,860,622)	(2,174,505)
Net cash used in investing activities	(3,860,622)	(2,174,505)
Cash flows from financing activities:		
Proceeds from issuance of subordinated debt	4,650,000	3,000,000
Distributions	-	(62,201)
Net cash provided by financing activities	4,650,000	2,937,799
Net increase in cash and cash equivalents	5,802,813	6,108,823
Cash and cash equivalents, beginning of year	20,691,003	14,582,181
Cash and cash equivalents, end of year	$ 26,493,816	$ 20,691,004
Supplemental Disclosure of Cash Flow Information:		
Interest	$ 2,079,886	$ 1,754,487
Taxes	$ 10,880	$ 400

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] is a Registered Service Mark of Commonwealth Equity Services, LLP ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer that is the "home office" for its national network of independent representatives. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenues are generated as a result of the purchase and sales of investment securities and related products. All commission revenues and related commission expenses are recorded on a settlement date basis; amounts recognized do not differ materially from those that would have been recognized on a trade date basis. Revenues also include 12b-1 fees received from certain mutual funds for a period of time after the sale of those funds. In recording revenues for 12b-1 fees, management makes estimates of amounts to be received subsequent to year end for fees earned before year end based on a model that reflects historical collection experience.

Securities Transactions

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash and cash equivalents, securities, receivables, payables, and subordinated borrowings.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided for.

Variable Interest Entities

Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *"Consolidation of Variable Interest Entities"* ("FIN No. 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Variable Interest Entities (continued)

The interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses from the VIE's activities or entitle it to receive a majority of the expected residual returns of the entity. FIN No. 46R also requires disclosure about VIEs that the company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist that would require disclosure or consolidation in the financial statements as of December 31, 2007 and 2006.

Cash and Cash Equivalents

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. All capitalized internal use of software development costs will be amortized using the straight-line method over the estimated useful life once placed in service.

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be treated as an S corporation and a Limited Liability Partnership for federal and state tax purposes. As a result, income and losses of the Company are passed through to its shareholders for tax purposes. Accordingly, no provision has been made for federal income taxes. The Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "*Share-Based Payment*" ("SFAS 123R"), prospectively. Under this standard, the Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

For all options prior to 2006, the Company applies Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based compensation plans. As allowed by SFAS 123, the Company has elected to continue to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*", and related interpretations.

Deferred Compensation

The Company recognizes the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), which applies to all tax positions accounted for under SFAS No. 109, *"Accounting for Income Taxes"*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of such tax positions, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is applicable to the Company as of January 1, 2007. The Company does not believe adopting FIN 48 will have a material effect on its financial position and results of operations.

In September 2006, FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). This statement establishes a formal framework for measuring fair value under generally accepted accounting principles in the United States of America and expands on disclosure of fair value measurements. Although SFAS No. 157 applies to and amends the provisions of existing FASB and AICPA pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS No 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for; SFAS No. 123R, *"Share Based Payments"*, and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (continued)

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS No. 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related asset and liabilities differently. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS No. 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS No. 157. This statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement No. 157. Adoption of SFAS No. 159 is not expected to have a material impact on the Company's results of operations or financial position.

NOTE 3 – MARKETABLE SECURITIES

The Company classifies their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading securities. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at market value. During the years ended December 31, 2007 and 2006, unrealized gains on trading securities held were $103,569 and $763,269, respectively.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2007 and 2006, there were trades that were pending settlement, resulting in a due from clearing organizations of $1,256,613 and $166,334, respectively, included in the statement of financial condition.

NOTE 5 – REPRESENTATIVE LOANS

In order to assist its representatives in setting up their respective businesses, the Company makes various loans to such individuals. These loans are generally forgivable over a five year period and forgiveness is based upon the achievement of specific quota of commissions. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required. As of December 31, 2007 and 2006, the balance of representative loans owed to the Company was $6,284,601 and $5,432,949, respectively. At December 31, 2007 and 2006, $5,064,050 (81%) and $3,726,325 (69%), respectively, of the outstanding amount was forgivable.

NOTE 6 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31:

	2007	2006
Computers, furniture and fixtures	$ 13,142,803	$ 11,071,726
Software	5,380,929	3,681,394
Leasehold improvements	2,811,598	2,721,588
	21,335,330	17,474,708
Less: accumulated depreciation	(14,153,375)	(11,817,488)
	$ 7,181,955	$ 5,657,220

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTY

The lenders, consisting of the Company's principal shareholders, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2007 and 2006, an additional $5,000,000 and $3,000,000, respectively, was loaned to the Company.

The Company has subordinated borrowings maturing as follows:

2008	$ -
2009	8,480,000
2010	13,725,000
2011	5,000,000
Total	$ 27,205,000

The interest rate on all subordinated debt is at the prime lending rate (7.5% and 8.25% at December 31, 2007 and 2006, respectively), plus one percent, payable monthly. Interest expense on these loans for the years ended December 31, 2007 and 2006 totaled $2,072,169 and $1,751,416, respectively.

NOTE 8 – INCOME TAXES

The Company has recorded a provision for state income taxes, based on its taxable income, as well as a deferred provision for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from accruals, depreciation and amortization.

The components of the (benefit) provision for income taxes are as follows:

	2007	2006
State income tax (benefit) provision, current	$ 8,160	$ 9,097
State income tax (benefit), deferred	(6,858)	(5,666)
	$ 1,302	$ 3,431

NOTE 9 - OPTION PLANS

Stock Option Plan

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Plan") designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant options to its employees only for the purchase of partnership units, up to a maximum of 300,000 units. Options granted under the Plan generally vest over a five-year period and expire 25 years from the grant date. The Company amended the Plan on May 4, 2006 to allow for a maximum of 600,000 units under the Plan.

Information with respect to activity under the Plan is as follows:

	Number of Units	Exercise Price per Unit		Weighted Average Exercise Price
Options outstanding, December 31, 2005	252,210	$19.40 - $43.58	$	33.32
Granted	107,920	$39.31 - $49.80	$	47.02
Exercised	-	-		-
Canceled	(44,496)	$19.81 - $49.80	$	35.71
Options outstanding, December 31, 2006	315,634	$19.81 - $49.80	$	37.61
Granted	86,050	$54.33 - $71.95	$	64.85
Exercised	-	-		-
Canceled	(46,514)	$19.40 - $71.95	$	43.00
Options outstanding, December 31, 2007	355,170	$19.40 - $71.95	$	43.43
Options exercisable, December 31, 2006	141,054	$19.40 - $49.78	$	31.03
Options exercisable, December 31, 2007	172,284	$19.40 - $66.04	$	34.25

The weighted average remaining contractual term in years was 22.0 for options outstanding at December 31, 2007 and 20.5 for options exercisable at December 31, 2007.

The following table provides a summary of the status of the Company's unvested stock options for the purchase of units as of December 31, 2007 and the changes during the year then ended:

	Units		Weighted Average Grant Date Fair Value
Non-vested, beginning of year	174,580	$	9.11
Granted	86,050	$	14.06
Vested	(43,480)	$	8.81
Forfeited	(34,264)	$	10.39
Non-vested, end of year	182,886	$	11.16

NOTE 9 - OPTION PLANS (Continued)

Stock Option Plan (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants issued during the years ended December 31, 2007 and December 31, 2006:

	2007	2006
Risk free interest rate	4.75%	4.60%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Volatility	7.57%	7.47%

The weighted average grant date fair value using the Black-Scholes option pricing model was $14.06 during the year ended December 31, 2007. Total stock option compensation expense attributable to options granted during the year ended December 31, 2007 was $281,610. In addition, the Company recognized as an expense $375,356 attributable to payouts for vested options.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space in Waltham, Massachusetts and San Diego, California with expiration dates in 2011 and 2016, respectively. During July 2005, the Company began to lease additional space in its Waltham office and extended the lease term through 2011. As part of the lessor's requirement for leasing this additional office space, the Company has set aside funds totaling approximately $3,190,000, which is reported as restricted cash and cash equivalents and restricted investments on the Statement of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices and the rental receipts reduces the Company's overall rental costs. Sublease rental income included in rent expense was $792,728 and $1,020,094 for the years ended December 31, 2007 and 2006, respectively. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2008	$ 3,557,070	$ 129,279
2009	3,574,446	96,261
2010	3,591,812	8,736
2011	3,609,186	2,184
2012	917,746	-
Thereafter	3,019,592	-
Total	$ 18,269,852	$ 236,460

Rent expense under these leases were $3,506,833 and $3,518,457 for the years ended December 31, 2007 and 2006, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

Litigation and Claims

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2007 and 2006, the Company was the co-defendant in several lawsuits. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned lawsuits. The Company has accrued expenses for legal fees of approximately $90,000 and $132,000 for the years ended December 31, 2007 and 2006. A suit was settled during the year ended December 31, 2006 for the amount of 4,600,000, which had been accrued in 2005 as the probable settlement amount. Pursuant to that suit, the Company accrued $250,000 for regulatory fines as of December 31, 2006. This amount was paid during 2007. During 2006, the Company recovered $1,383,333 from its insurance carrier and from another party to the case.

Deferred Compensation

The Company entered into agreements (the "agreements") with five employees (the "employees") in 2005 that provide for the payment of deferred compensation upon termination of employment subject to a five-year vesting schedule beginning January 1, 2006. Following termination of employment, each of the employees will be entitled to receive six semi-annual cash payments that in total equal the value of his vested deferred compensation as determined under terms of the agreements. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules. The Company recorded deferred compensation expense of $4,700,904 and $3,372,254 for the years ended December, 31, 2007 and 2006, respectively, pursuant to the terms of the agreements.

Equity Repurchase Obligation – Minority Owner

The Company is obligated to repurchase the equity interest of a minority owner, also an employee, as a result of agreements (the "agreements") signed in 1999. Following termination of his employment and in exchange for his entire equity ownership interest, the minority owner will receive six semi-annual cash payments that in total equals the value of his equity interest, as determined under terms of the agreements.

NOTE 11 – 401(K) PLAN

The Company maintains a qualified retirement plan (the "Plan") under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions made to the Plan for the years ended December 31, 2007 and 2006 were $793,723 and $624,428, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

Due to Affiliate

During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. These related parties are owned and controlled by a principal officer and shareholder of the Company. The balances consisted primarily of monies owed to and due from CES Insurance Agency, Inc. ("CESI"). CESI is an affiliated entity that assists the Company's independent representatives in the selling of insurance-based products. The Company provides on-going operational and marketing support to CESI. At December 31, 2007 and 2006, the balance due to affiliated parties was $161,465 and $233,902, respectively. Expenses allocated to CESI for marketing and operational support was $1,021,072 and $637,308 for the years ended December 31, 2007 and 2006, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS (Continued)

Due to Affiliate (continued)

During the course of the year, the Company paid premiums to a related party captive insurance company, Claridge Insurance ("Claridge"). Claridge is owned and controlled entirely by a holding company that, in turn, is owned and controlled by a principal officer and shareholder of the Company. The Company pays premiums to Claridge on a monthly basis in exchange for errors and omissions coverage of up to $1,000,000 per occurrence with a deductible of $0. For the years ending December 31, 2007 and 2006, the Company paid Claridge a total of $2,700,000 and $2,500,000, respectively, in premiums.

Management Fees

The Company pays management fees to a firm controlled by the Company's principal shareholder. For the years ended December 31, 2007 and 2006, $28,445,699 and $19,430,938, respectively, were paid in fees.

NOTE 13 - CONCENTRATIONS

For the years ended December 31, 2007 and 2006, commissions receivable from its clearing firm, National Financial Services, LLC, was $11,581,383 and $10,453,017, respectively, or 59% and 62%, respectively, of all receivables from brokers, product sponsors, and clearing organizations.

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $9,137,327 and $8,129,710, respectively, which was sufficient to meet the required net capital of $2,839,521 and $2,131,803, respectively. The Company's net capital ratio for December 31, 2007 and 2006 was 4.66 to 1 and 3.93 to 1, respectively.

No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2007 and 2006.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Stockholders of
Commonwealth Financial Network[SM]
A Registered Service Mark for
Commonwealth Equity Services, LLP
Waltham, Massachusetts

In planning and performing our audit of the financial statements of Commonwealth Financial Network[SM], a Registered Service Mark for Commonwealth Equity Services, Inc. ("Commonwealth" or the "Company") for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making periodic computation of minimum financial requirements pursuant to Regulation 1.17. Because the Company is note engaged in soliciting or in accepting orders for the purchase or sale of any commodity for future delivery on or subject to the rules of any contract market or derivatives transaction execution facility and; in or in conjunction with such solicitation or acceptance of orders, nor does it accept any money, securities, or property (or extend credit in lieu thereof) to margin, guarantee, or secure any trades or contracts that result or may result there from, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations thereunder and the segregation of funds based upon such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures, are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's and CFTC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2007 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2007. All customer transactions cleared through another broker-dealer (National Financial Services, LLC) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

VHY LLP

Boston, Massachusetts
February 26, 2008

COMMONWEALTH FINANCIAL NETWORK℠
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2007

Schedule I

Total shareholders' equity		$ 5,843,273
Subordinated loans for equity capital		27,205,000
Total capital and allowable subordinated liabilities		33,048,273
Less: Non-allowable assets for the Statement of Financial Condition		(22,086,661)
Net capital before haircuts on securities		10,961,612
Less: haircuts on securities		1,824,285
Net capital		9,137,327
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 2,839,521	
or Minimum dollar net capital requirement	100,000	2,839,521
Excess net capital		$ 6,297,806
Aggregate indebtness		$ 42,592,809
Percentage of aggregate indebtedness to net capital		466%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See Independent Auditors' Report.

COMMONWEALTH FINANCIAL NETWORK[SM]
COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2007

<u>Schedule II</u>

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

See Independent Auditors' Report.

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2007

Schedule III

Balance, beginning of year	$ 22,555,000
Additions	5,000,000
Subtractions	(350,000)
Balance, end of year	$ 27,205,000

END